SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes                                         No              X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes                                         No              X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes                                         No              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Summary in English of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated September 3, 2009.

Nortel Inversora S.A.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, September 3, 2009

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.:	Notice of suspension of General Meeting of Shareholders of Common Stock and Special Meeting of Shareholders of Class A Preferred Stock to be held on September 11, 2009.

Dear Sir,

In my capacity as Chairman of the Board of Directors of Nortel Inversora S.A (“Nortel”), I hereby inform you that today we have been notified of a Resolution of the Court of Appeals in Commercial Matters No. 2 in the case recorded as “Telecom Italia S.p.A. y Otro s/recurso de queja por recurso directo denegado” (Case No. 7558/2009), whereby we are informed that such Court resolved to suspend Nortel’s General Meeting of Shareholders of Common Stock and Special Meeting of Shareholders of Class A Preferred Stock scheduled to be held on September 11, 2009.

Yours sincerely,

Nortel Inversora S.A.

Franco Livini
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 3, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager